Exhibit 99.1

VEDANTA LIMITED

CIN: L13209MH1965PLC291394

Registered Office: 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue,

Atul Projects, Chakala, Andheri (East), Mumbai – 400 093

Telephone No.: +91 22 6643 4500; Fax No.: +91 22 6643 4530

Website: www.vedantalimited.com; E-mail ID: comp.sect@vedanta.co.in;

POSTAL BALLOT NOTICE

[Pursuant to Section 110 of the Companies Act, 2013 read with Companies

(Management and Administration) Rule, 2014 and Regulation 44 of SEBI

(Listing Obligations and Disclosure Requirements) Regulations, 2015]

Dear Members,

Notice is hereby given pursuant to the provisions of Section 110 and other applicable provisions of the Companies Act, 2013, (hereinafter referred to as “the Act”) read with Rule 22 of Companies (Management and Administration) Rules, 2014 (hereinafter referred to as “the Rules”) (including any statutory modifications or re- enactment(s) thereof for the time being in force), Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (hereinafter referred to as “SEBI Listing Regulations”), as amended and subject to such other applicable laws and regulations, to the Members to seek their approval to transact the following businesses by passing Resolution(s) as set out hereinbelow through Postal Ballot including electronic voting (e-voting process).

The proposed resolutions along with the Explanatory Statement pursuant to Section 102 of the Act, setting out all material facts and reasons thereof are annexed hereto for consideration of the Members. The Postal Ballot form is also enclosed to this Notice.

RESOLUTIONS:

Item No. 1:	To approve continuation of Directorship of Mr. Krishnamurthi Venkataramanan (DIN 00001647) as Non-Executive Independent Director beyond the age of 75 years in his current tenure

To consider and, if thought fit, to pass, with or without modification(s) the following Resolution as a Special Resolution:

“RESOLVED THAT pursuant to Regulation 17(1A) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, other applicable provisions, if any, of the Companies Act, 2013 and the applicable Rule(s)/ Regulation(s) made thereunder, including any amendment(s), statutory modification(s) and/or re-enactment thereof for the time being in force, consent of the Members be and is hereby accorded for continuation of Directorship of Mr. Krishnamurthi Venkataramanan (DIN 00001647), as a Non-Executive Independent Director of the Company from the day he attains the age of 75 years i.e., December 11, 2019 till the expiry of his current term till March 31, 2020 on the same terms and conditions as already approved by the Members.

RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorized to do all such acts, deeds and things as may be deemed necessary to give effect to this resolution.”

Item No. 2:	To approve the re-appointment of Mr. Krishnamurthi Venkataramanan (DIN 00001647) as Non- Executive Independent Director for a second and final term of One (1) year effective from April 01, 2020 till March 31, 2021 notwithstanding that he has attained the age of 75 years.

To consider and, if thought fit, to pass, with or without modification(s) the following Resolution as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Section 149, 152 and any other applicable provisions of the Companies Act, 2013 and the Rules made thereunder read with Schedule IV of the Companies Act, 2013 and Regulation 17(1A) including any other applicable regulations of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (including any statutory modification(s)/re-enactment(s) thereof for the time being in force) and on the recommendation of the Nomination and Remuneration Committee and approval of the Board of Directors, Mr. Krishnamurthi Venkataramanan (DIN 00001647) who was appointed as a Non- Executive Independent Director of the Company for a term of Three (3) years effective from April 1, 2017 by the shareholders and in respect of whom the Company has received a notice in writing from a member under Section 160 of the Companies Act, 2013 proposing his candidature for the office of the Director and who has submitted a declaration that he meets the criteria for independence as provided in Section 149(6) of the Companies Act, 2013 and the rules made thereunder and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 be and is hereby re-appointed as an Independent Director of the Company, for a second and final term of One (1) year effective from April 1, 2020 till March 31, 2021, notwithstanding that he has attained the age of 75 years, not liable to retire by rotation.

RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorized to do all such acts, deeds and things as may be deemed necessary to give effect to this resolution.”

By the order of the Board of Directors
For Vedanta Limited

Place	:	Gurugram	Prerna Halwasiya
Date	:	November 01, 2019	Company Secretary & Compliance Officer
ACS 20856

Registered Office:

1st Floor, ‘C’ Wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

Notes and Instructions:

1.

The Explanatory Statement under Section 102 of the Act and other applicable provisions, setting out the material facts and reasons for the Resolution(s) is appended herewith and is being sent along with a Postal Ballot Notice for consideration of the members.

2.

The Postal Ballot Notice is being sent to all the Members, whose name appears in the register of members/ list of beneficial owners as received from National Securities Depository Limited (NSDL) & Central Depository Services (India) Limited (CDSL) as on Friday, October 18, 2019. A person who is not a member as on the aforesaid date should treat this postal ballot notice for informational purposes only.

The Notice is being sent to the Members through email who have registered their email IDs with the Depositories (in case of demat holding) or the Company’s Registrar and Share Transfer Agent, Karvy Fintech Private Limited (Karvy/RTA) (in case of physical shareholding).

Members whose email ID is not registered, physical copies of the Notice is being sent at their registered address through permitted mode alongwith Postal Ballot form and postage prepaid self-address business reply envelope.

3.	The Postal Ballot Notice has also been placed on Company’s website: www.vedantalimited.com and Karvy’s e-voting website: https://evoting.karvy.com.

4.	The voting rights of members shall be in proportion to their share in the paid-up equity share capital of the Company as on Friday, October 18, 2019.

5.

The Board of Directors of the Company on November 01, 2019 has appointed Mr. Upendra C Shukla, Practicing Company Secretary (FCS No.2727, CP No.1654) as Scrutinizer for conducting the Postal Ballot process (physical & e-voting) in accordance with law in a fair and transparent manner.

6.

The Company is also providing to its Members the facility to exercise their vote on the resolutions proposed to be considered by electronic means through the e-voting. The Members can opt for only one mode of voting, i.e., either by physical Postal Ballot Form or Remote e-voting. In case Members cast their votes through both the modes, voting done by Remote e-voting shall prevail and votes cast through physical Postal Ballot forms will be treated as invalid. Further, any postal ballot form received from the member beyond the said date will also be treated as invalid.

7.

Information regarding particulars of Director seeking re-appointment, in terms of Regulation 36 of the SEBI Listing Regulations and Secretarial Standards on General meetings (SS-2) is appended hereto and forms part of the notice.

8.

The members who have received the Postal Ballot Form electronically and wish to vote through Physical Ballot Form, may seek the duplicate Postal Ballot Form from the Company by clicking on the box provided in the e-mail or alternatively download the Form from the link https://evoting.karvy.com or from the ‘Investors’ section on the Company’s website www.vedantalimited.com.

9.

Members are requested to read the instructions printed on the Postal Ballot Form and return the same along with assent (FOR) or dissent (AGAINST), in the enclosed postage prepaid self-addressed business reply envelope, to reach the Scrutinizer on or before the close of working hours (5:00 p.m.) on Friday, December 06, 2019. Please note that any Postal Ballot Form(s) received after the said date will be treated as not having been received. No other form or photocopy thereof is permitted. Members who have not received Postal Ballot Form may apply to the Company and obtain a duplicate thereof.

10.	A member cannot exercise his vote by proxy on Postal Ballot.

11.	The Scrutinizer’s decision on the validity of a Postal Ballot Form will be final and binding.

12.	Resolution passed by the members through postal ballot are deemed to have been passed as if they have been passed at a duly convened General Meeting of the members.

13.	Voting through electronic means

Pursuant to the provisions of Section 108,110 of the Act read with Rule 20 of the Companies (Management and Administration) Rules, 2014; Regulation 44 of SEBI Listing Regulations and SS-2 issued by ICSI as amended from time to time and any other applicable provisions, if any, the Company is pleased to provide to its Members the facility to exercise their vote on the resolutions proposed to be considered by electronic means through the e-voting services provided by M/s Karvy Fintech Private Limited (Karvy).

The e-voting facility will be available during the following period

Commencement of e-voting	From 9:00 am (IST) on Thursday, November 07, 2019

End of e-voting	Upto 5:00 pm (IST) on Friday, December 06, 2019

The procedure and instructions for e-voting are as follows:

I.	In case a Member receives an e-mail from Karvy (for Members whose e-mail IDs is registered with the Company/DPs):

i)	Launch the internet browser by typing the URL: https://evoting.karvy.com;

ii)	Enter the login credentials (i.e.user ID and password) mentioned on the Postal Ballot Form.

Your folio/DP Client ID will be your User-ID. However, if you are already registered with Karvy for e-voting, you can use your existing User ID and password for casting your vote;

iii)	After entering these details appropriately, click on “LOGIN”;

iv)

You will now reach password change menu wherein you are required to mandatorily change your password. The new password shall comprise minimum eight characters with atleast one upper case (A-Z), one lower case (a-z), one numeric value (0-9) and one special character (@, $, # etc.) The system will prompt you to change your password and update your contact details like mobile number, email ID etc. on first login. You may also enter a secret question and answer of your choice to retrieve your password in case you forget it. It is strongly recommended that you do not share your password with any other person and that you take utmost care to keep your password confidential;

v)	You need to login again with the new credentials;

vi)	On successful login, the system will prompt to select the E-Voting Event Number (EVENT) for Vedanta Limited;

vii)

On the voting page, enter the number of shares (which represents the number of votes) as on the cut-off date under each of the heading of the resolution and cast your vote by choosing the “FOR / AGAINST” or alternatively, you may partially enter any number in “FOR” and partially “AGAINST” but the total number in “FOR / AGAINST” taken together shall not exceed your total shareholding as mentioned overleaf. You may also choose the option “ABSTAIN” and the shares held will not be counted under either head. Option “FOR” implies assent to the resolution and “AGAINST” implies dissent to the resolution;

viii)	You may then cast your vote by selecting an appropriate option and click on “Submit;

ix)	Members holding multiple folios/ demat accounts shall choose the voting process separately for each folio/ demat accounts;

x)	Voting has to be done for each item of the Notice separately. In case you do not desire to cast your vote on any specific item, it will be treated as abstained;

xi)

A confirmation box will be displayed. Click “OK” to confirm, else “CANCEL” to modify. Once you confirm, you will not be allowed to modify your vote. During the voting period, Members can login any number of times till they have voted on the Resolution(s);

xii)

Corporate/Institutional Members (i.e. other than Individuals, HUF, NRI etc.) are also required to send scanned certified true copy (PDF Format) of the Board Resolution/ Authority Letter etc., together with attested specimen signature(s) of the duly authorised representative(s), to the Scrutinizer at vedlscrutinizer@gmail.com with a copy marked to evoting@karvy.com. The scanned image of the above-mentioned documents should be in the naming format “Corporate Name EVENT NO”.

II.	In case a Member receives physical copy of the Notice by post (for Members whose e-mail IDs is not registered with the Company/DPs):

i)	User ID and initial password - as provided in the below given format in the e-voting form:

EVENT (E-Voting Event Number)	User ID	Password

ii)	Please follow all steps from Sr. No. (i) to (xii) as mentioned in (1) above, to cast your vote.

III.	Once the vote on a resolution is cast by a Member, the Member shall not be allowed to change it subsequently or cast the vote again.

14.

All the documents referred to in the accompanying Notice and the Explanatory Statement shall be open for inspection by the members at the Registered Office and Corporate Office of the Company during business hours except on holidays, upto and including the last date of receipt of Postal Ballot Forms, i.e. Friday, December 06, 2019.

15.

The Scrutinizer will submit his report to the Chairman of the Company or any person duly authorized by him after completion of the scrutiny of Postal Ballots (physical & e-voting). The Chairman or any Director or any other person authorized by the Chairman shall declare the results of the Postal Ballot as per the statutory timelines.

The results will also be posted on the notice board of the Company’s Registered Office as well as the Corporate Office and will also be available on the websites of the Company i.e., www.vedantalimited.com, Karvy Fintech Private Limited i.e., https://evoting.karvy.com, stock exchanges www.bseindia.com and www.nseindia.com and on the website of the depositories. The resolution if passed by the requisite majority, shall be deemed to have been passed on the last date for receipt of duly completed postal ballot forms or e-voting i.e., Friday, December 06, 2019.

For any queries/ clarifications related to e-voting the Members may write to the Company at comp.sect@vedanta.co.in or may contact Mr. Ganesh Patro, Senior Manager - Karvy Fintech Private Limited, Unit Vedanta Limited, Karvy Selenium, Tower B, Plot 31 & 32, Financial District, Gachibowli, Nanakramguda, Hyderabad - 500032, Tel.: +914067162222, E-mail id: einward.ris@karvy.com.

APPEAL TO SHAREHOLDERS

•	DEMAT

Pursuant to SEBI notification dated June 8, 2018, transfer of shares in physical mode is prohibited and mandates holding in demat except in case of transmission or transposition. Accordingly, Members are requested to convert the physical holding to demat through Depository Participant. The process for conversion of physical shares into demat is provided on the website of the Company at www.vedantalimited.com. Members may also contact the Company for any assistance in this regard.

•	REGISTRATION OF NOMINATION, UPDATION OF PAN & BANK MANDATE AND CONTACT DETAILS

Registration of nomination makes easy for dependants to access your investments and set out the proportion of your benefits to the nominees. Registration and/ or updation of bank mandate ensures the receipt of dividend and/or any other consideration timely, faster and easier and more important avoids fraudulent encashment of warrants. This also helps in supporting the “Green Initiative in Corporate Governance” undertaken by Ministry of Corporate Affairs (“Ministry”). Members are requested to submit their bank registration documents i.e. request letter, cancelled cheque and self-attested PAN card & address proof with the Company and/ or depository participants. Further the Company has provided the facility to the Members to directly update their details on the website of the Company at www.vedantalimited.com.

•	SHAREHOLDERS’ SATISFACTION SURVEY

As a part of our constant endeavor to improve shareholder services, we have initiated a shareholders’ satisfaction survey which is available on the website of the Company www.vedantalimited.com. The Members are requested to kindly spare few minutes of their valuable time to share their valuable feedback and suggestions.

•	ELECTRONIC COMMUNICATION

The members are requested to support the “Green Initiative in Corporate Governance” undertaken by The Ministry of Corporate Affairs (“Ministry”) by registering their e-mail id with the Company to receive communication through electronic mode. It reduces the Company’s cost of printing and dispatching and ensures timely and speedy intimations.

Members are requested to register/ update their e-mail ID by updating the same on the website of the Company at www.vedantalimited.com or with their depository participant.

•	GENERAL REQUEST

•

Documents for transmission, bank mandate registration/ updation, dividend warrants/demand drafts are requested to be posted through courier or registered post to enable tracking and avoid loss of document;

•	At regular intervals verify the address and bank details updated with Karvy or depository participants and intimate the changes as and when ever required;

•	Deal only with SEBI registered intermediaries and obtain a valid Contract Note/ Confirmation Memo from the broker/ sub-broker, within 24 hours of execution of the trade;

•	Do not share your demat account login and password and retain the relevant instruction slips in safe custody;

•	Obtain periodic statement of your holdings from the concerned DP and verify your holdings periodically.

STATEMENT OF MATERIAL FACTS PURSUANT TO SECTION 102 OF THE COMPANIES ACT, 2013

ITEM NO. 1 & 2

Mr. Krishnamurthi Venkataramanan (DIN 00001647) was appointed as a Non-Executive Independent Director of the Company in terms of Section 149, 152 read with Schedule IV and other applicable provisions of the Companies Act, 2013 (‘the Act’) for a period of three years effective from April 1, 2017 by the Members of the Company in their meeting held on July 14, 2017. His first term as an Independent Director shall expire on March 31, 2020.

In terms of the newly inserted Regulation 17(1A) of SEBI Listing Regulations, effective from April 01, 2019, consent of the members by way of special resolution is required for appointment or continuation of Directorship of a Non-Executive Director, beyond the age of 75 Years. Further pursuant to the provisions of the Companies Act, 2013 (‘the Act’) and SEBI Listing Regulations, an Independent Director shall hold office for a term upto 5 consecutive years on the board of the Company and shall be eligible for re-appointment on passing of a special resolution by the Members.

Mr. Venkataramanan will attain the age of 75 years on December 11, 2019 and approval of the Members will be required for continuation of his directorship from the day he attains the age of 75 years till expiry of his current term i.e., till March 31, 2020 as well as for his re-appointment for a second and final term of one (1) year effective from April 01, 2020 till March 31, 2021, notwithstanding that he has attained the age of 75 years.

Mr. Venkataramanan has over four decades of experience and has served on the Board of leading corporates. He is a graduate in Chemical Engineering from Indian Institute of Technology, Delhi and also a distinguished alumini awardee from IIT Delhi.

Considering the vast knowledge, acumen, expertise and performance of Mr. Venkataramanan and significant contributions made, the Board of Directors is of the opinion that his continued association would be of immense benefit to the Company. Further, in the opinion of the Board Mr. Venkataramanan fulfills the condition for being re-appointed as an Independent Director of the Company as specified in the Act and Rules made thereunder and SEBI Listing Regulations and is independent of the management.

In terms of Section 160 of the Act, the Company has received notice in writing from a member proposing the candidature of Mr. Venkataramanan for appointment.

On the recommendation of Nomination & Remuneration Committee and based on the skills, experience, knowledge and report of performance evaluation of Mr. Venkataramanan, the Board of the Directors on Friday, November 01, 2019 have approved the continuation of directorship of Mr. K Venkataramanan (DIN:00001647) as an Independent Director of the Company from the day he attains the age of 75 years i.e., December 11, 2019 till the completion of his present term upto March 31, 2020 as well as his re-appointment for a second and final term effective from April 01, 2020 till March 31, 2021 on the same terms and conditions.

The copy of the letter for appointment of Mr. Venkataramanan as an Independent Director setting out the terms and conditions would be available for inspection without any fees by the members of the Company at the Registered office of the Company and also on the website at www.vedantalimited.com.

The Company has received the following documents from Mr. Venkataramanan:-

(i)	consent in writing to act as Director in Form DIR-2 pursuant to Rule 8 of the Companies (Appointment & Qualification of Directors) Rules, 2014;

(ii)

intimation in Form DIR-8 pursuant to Rule 14 of the Companies (Appointment & Qualification of Directors) Rules, 2014 to the effect that he is not disqualified in accordance with sub-section (2) of Section 164 of the Companies Act, 2013;

(iii)

a declaration pursuant to BSE Circular No. LIST/COMP/14/2018-19 dated June 20, 2018, that he has not been debarred from holding office of a Director by virtue of any Order passed by Securities and Exchange Board of India or any other such authority; and

(iv)	a declaration that he meets the criteria of independence as provided in the Act and Listing Regulations.

Save and except Mr. Venkataramanan and his relatives, to the extent of their shareholding interest, if any, in the Company, none of the Directors/ Key Managerial Personnel and their relatives are in any way, interested or concerned, financially or otherwise in the Resolution set out at Item No. 1&2 of the Notice.

The Board of Directors accordingly recommends the Special Resolutions set out at Item No. 1&2 of the Notice for the approval of the members.

By the order of the Board of Directors
For Vedanta Limited

Place	:	Gurugram	Prerna Halwasiya
Date	:	November 01, 2019	Company Secretary & Compliance Officer
ACS 20856

Registered Office:

1st Floor, ‘C’ Wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

Annexure to the Postal Ballot Notice:

Name of the Director	Mr. Krishnamurthi Venkataramanan
DIN	00001647

Date of Birth	December 11, 1944

Age	74 years

Date of appointment/ re-appointment on the Board	April 1, 2017

Qualifications	Graduate in Chemical Engineering from IIT Delhi

Brief resume/ Experience (including expertise in specific functional area)	Over 4 decades of experience and has served on the Board of leading corporates. Has also been CEO & Managing Director, Larsen & Toubro Limited (L&T) from April 2012. Further, he has also served on the L&T Board from May 1999 until his retirement in September 2015. He has spearheaded L&T in the world of E&C, strengthened every aspect of EPC value chain and transformed L&T to one of the respected names in the global EPC fraternity. He is also a distinguished alumini awardee from IIT Delhi.

Terms and conditions of Appointment/ Re-appointment	As detailed in respective resolution and explanatory statement

Remuneration last drawn (including sitting fees, if any)	Rs. 8,150,000

Remuneration proposed to be paid	As per existing terms and conditions

Shareholding in the Company	Nil

Relationship with other Directors/ Key Managerial Personnel/ Managers	Nil

No. of meetings of Board attended during the year FY 19	10 / 10

Directorships of other Boards	• Kirloskar Pneumatic Company Limited • Nilkamal Limited • L&T Welfare Company Limited • L&T Employees Welfare Foundation Private Limited

Membership/ Chairmanship of committees of other Boards	Kirloskar Pneumatic Company Limited • Audit Committee • Risk Management Committee (Chairperson) Nilkamal Limited • Stakeholders Relationship Committee

VEDANTA LIMITED

CIN: L13209MH1965PLC291394

Registered Office: 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400 093

Telephone No.: +91 22 6643 4500; Fax No.: +91 22 6643 4530

Website: www.vedantalimited.com; E-mail ID: comp.sect@vedanta.co.in;

POSTAL BALLOT FORM

Sr. No.

1.	Name and Registered Address of the sole/first named Member/Beneficial Owner	:

2.	Name(s) of Joint holder(s), if any	:

3.	Registered Folio Number/DP ID/Client ID* (*Applicable only to Members holding equity shares in dematerialised form)	:

4.	Number of share(s) held	:

I/We hereby exercise my/our vote in respect of the resolutions to be passed through Postal Ballot for the business stated in the Notice of Postal Ballot issued by the Company dated November 01, 2019 by sending my/our assent or dissent to the said resolutions by placing the tick (✓) mark at the appropriate column below:

S. No.	Particulars of Resolution	Number of shares (1)	I/We assent to the Resolution (FOR) (2)	I/We dissent to the Resolution (AGAINST) (3)
1.	Special resolution: To approve continuation of Directorship of Mr. Krishnamurthi Venkataramanan (DIN:00001647) as Non- Executive Independent Director beyond the age of 75 years in his current tenure

2.	Special resolution: To approve the re-appointment of Mr. Krishnamurthi Venkataramanan (DIN:00001647) as Non- Executive Independent Director for a second and final term of 1 year effective from April 01, 2020 till March 31, 2021, notwithstanding that he has attained the age of 75 years

Place:
Date:	(Signature of the Shareholder/Member)
As per signature registered with the Company / Depository Participant

(*In case of authorized representative of a body corporate, certified true copy of the relevant authorization viz. Board Resolution/Power of Attorney should be sent along with Postal Ballot Form).

ELECTRONIC VOTING PARTICULARS

EVENT (e-Voting Event Number)	USER ID	PASSWORD / PIN

Note: Please read instructions given overleaf and in the notes to the Postal Ballot Notice dated November 01, 2019 carefully before exercising your vote. Last date for receipt of Postal Ballot Form by the Scrutinizer is Friday, December 06, 2019 upto 5 p.m. (IST).

INSTRUCTIONS

Kindly note that each shareholder can opt for only one mode of voting, i.e., either by Physical Postal Ballot Form or e-voting. If you are opting for e-voting, then do not vote by physical postal ballot and vice versa. In case the Members cast their vote via both modes, i.e. by postal ballot as well as e-voting, then e-voting shall prevail over voting through postal ballot and vote through postal ballot of that shareholder shall be treated as invalid.

Voting in Physical form:

1.

A member/ beneficial owner desiring to exercise vote by Postal Ballot may complete this Postal Ballot Form and send it to the Company in the attached self-addressed business reply envelope. Postage will be borne and paid by the Company. However, envelopes containing Postal Ballots, if sent by courier at the expense of the registered member/ beneficial owner will also be accepted.

2.	The prepaid postage self-addressed business reply envelope bears the address of the scrutinizer appointed by the Board of Directors of the Company.

3.

The Notice is sent to all the Members, through email whose email ID is registered and for others physical copies of Notice is sent at their registered address through permitted mode, whose name appears in the register of members/ list of beneficial owners as received from National Securities Depository Limited (NSDL) & Central Depository Services (India) Limited (CDSL) as on Friday, October 18, 2019. A person who is not a member as on the aforesaid date should treat this postal ballot notice for informational purposes only.

4.

The Board of Directors of the Company on November 01, 2019 has appointed Mr. Upendra C Shukla, Practicing Company Secretary (FCS No. 2727, CP No. 1654) as Scrutinizer for conducting the Postal Ballot process (physical & e-voting) in accordance with law in a fair and transparent manner.

5.

This form should be completed and signed by the member/ beneficial owner. In case of joint holding, this form should be completed and signed (as per the specimen signature registered with the Company) by the first named member/ beneficial owner and in his absence, by the next named member/ beneficial owner. There will be one Postal Ballot Form for every Folio/Client ID irrespective of the number of joint holders.

6.	Please note that Postal Ballot Form shall not be signed by the proxy.

7.	The Shareholders are requested to exercise their voting rights by using the attached Postal Ballot Form only. No other form or photocopy of the form is permitted.

8.	Assent or dissent to the proposed resolutions may be recorded by placing a tick mark (✓) in the appropriate column. The assent or dissent received in any other form shall not be considered valid.

9.	Incomplete, Unsigned or Incorrectly ticked Postal Ballot Form will be rejected.

10.	The results of the Voting by Postal Ballot will be announced by the Chairman of the Company or any person duly authorized by him, as per the statutory timelines;

11.

In case of shares held by companies, trusts, societies etc. the duly completed Postal Ballot Form should be accompanied by a certified true copy of Board Resolution/Authority, authorizing the signatory to execute and sign the Postal Ballot Form. Further, where the Form has been signed by a representative of the President of India or Governor of State, certified copy of the nomination should accompany the Postal Ballot Form.

12.

Members/ beneficial owners are requested not to send any other paper along with the Postal Ballot Form in the enclosed self-addressed envelope as the envelope will be sent to the Scrutinizer and any extraneous paper found in the envelope would be destroyed by the Scrutinizer. Members/ beneficial owners are also requested not to write anything on the Postal Ballot Form except giving their assent or dissent and affixing their signatures.

13.

A member may request for duplicate Postal Ballot Form, if so required from the Company by downloading the Form from the link https://evoting.karvy.com or from the investors’ section in the Company’s website www.vedantalimited.com. However, the duly filled in and signed duplicate Postal Ballot Form should reach the Scrutinizer on or before Friday, December 06, 2019.

14.	Postal Ballot Form received by fax will be rejected as if reply from the shareholder has not been received unless the original Postal Ballot Form is received within prescribed time period.

15.	Members are requested to fill in the Postal Ballot Form in indelible ink and not in any erasable writing mode.